

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 7, 2013

Via E-mail
Catherine B. Callaway
Executive Vice President, General Counsel and Chief Compliance Officer
Dynegy Inc.
601 Travis, Suite 1400
Houston, TX 77002

> **Re:** **Dynegy Inc.**
> **Registration Statement on Form S-1**
> **Filed December 10, 2012**
> **File No. 333-185376**

Dear Ms. Callaway:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Cover Page

1. Please include your closing stock price as of a recent date.

Incorporation by Reference of Certain Documents, page 4

2. Please include the Form 10-K/A filed on December 10, 2012 and the Forms 8-K filed on June 19, 2012, September 25, 2012, November 27, 2012, December 17, 2012, and December 18, 2012 in the list of documents incorporated into the registration statement by reference. Refer to Item 12(a) of Form S-1. Please also specifically incorporate each current and periodic report filed between the next amendment to the registration statement and the registration statement's effective date.

Selling Stockholders, page 37

3. Given your disclosure that the shares covered by the registration statement are beneficially owned by clients of FAV and that the Franklin Entities are selling stockholders, please tell us why the beneficial owners of such shares are not individually identified as selling stockholders. Please refer to Question 140.01 of our Regulation S-K Compliance and Disclosure Interpretations. With respect to any selling stockholders that are entities, please identify the natural person(s) with voting and/or investment control over the shares held by such selling stockholders. Please refer to Question 140.02 and Interpretive Response 240.04 of our Regulation S-K Compliance and Disclosure Interpretations. Please also tell us whether any of the shares offered for resale are beneficially owned by broker-dealers or affiliates of broker-dealers, and whether FAV is a broker-dealer or affiliate of a broker-dealer. We may have further comments after reviewing your response.

Part II – Information Not Required in Prospectus, page II-1

Item 17. Undertakings, page II-2

4. Please explain the appropriateness of the undertaking set forth in Item 17(b), as it does not appear that this registration statement pertains to an acquisition, or remove the undertaking.

5. Please provide the undertakings set forth in Item 512(a)(5)(ii) and Item 512(h) of Regulation S-K. Please note that the undertaking set forth in Item 512(a)(5)(ii) is required for any offering that may now, or in the future, rely on Rule 430C.

Exhibit Index, page II-6

Exhibit 5.1 – Legal Opinion of White & Case LLP

6. Please have counsel revise the opinion to state that, with the exception of the shares that will be issued upon exercise of the Warrants, the shares covered by this Form S-1 are, rather than will be, validly issued, fully paid, and non-assessable. It is appropriate for counsel to state that the shares issued upon exercise of the warrants will be validly issued, fully paid, and non-assessable.

    We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Lisa Kohl, Staff Attorney, at (202) 551-3252, Lilyanna L. Peyser, Staff Attorney, at (202) 551-3222 or me at (202) 551-3720 with any questions.

Sincerely,

/s/ Lilyanna L. Peyser for

Mara L. Ransom
Assistant Director

cc: David Johansen, Esq.